UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 9, 2015

CORNERSTONE BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Tennessee	000-30497	62-1173944
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

835 Georgia Avenue, Chattanooga, Tennessee 37402
(Address of principal executive offices) (zip code)

(423) 385-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01          Regulation FD.

On February 9, 2015, the Registrant announced the payment date of February 25, 2015, for a cash dividend in the amount of $0.625 per share for its Series A Convertible Preferred Stock for all shareholders of record as of September 30, 2014.

Important Information for Shareholders

This communication shall not constitute an offer to sell, the solicitation of an offer to sell, the solicitation of an offer to buy any securities or the solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  In connection with the proposed merger of Cornerstone Bancshares, Inc. and SmartFinancial, Inc., Cornerstone will file a registration statement on Form S-4 with the Securities and Exchange Commission, which will contain the joint proxy statement/prospectus of SmartFinancial and Cornerstone. Shareholders of Cornerstone and SmartFinancial are encouraged to read the registration statement, including the joint proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the merger, Cornerstone and SmartFinancial. After the registration statement is filed with the SEC, the joint proxy statement/prospectus and other relevant documents will be mailed to all Cornerstone and SmartFinancial shareholders and will be available for free on the SEC’s website (www.sec.gov). The joint proxy statement/prospectus will also be made available for free by contacting the President and CEO of SmartFinancial at (865) 868-0613 or the President and CEO of Cornerstone at 423-385-3009. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cornerstone, SmartFinancial and their respective directors, executive officers, and certain other members of management and employees of Cornerstone and SmartFinancial may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information concerning the interests of the persons who may be considered “participants” in the solicitation will be set forth in the joint proxy statement/prospectus relating to the merger and the other relevant documents filed with the SEC when they become available. Information about the directors and executive officers of Cornerstone is also set forth in Cornerstone’s proxy statement for its 2014 annual meeting of shareholders and its Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC.

Forward-Looking Statements

Certain of the statements made in this report may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements, including statements regarding the intent, belief or current expectations of Cornerstone, SmartFinancial and their respective management regarding the companies’ strategic directions, prospects, future results and benefits of the merger, are subject to numerous risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including economic and other conditions in the markets in which Cornerstone and SmartFinancial operate, governmental regulations, the ability to obtain regulatory and shareholder approval, the possibility that conditions to completion of the merger will not be satisfied, the ability to complete the merger in the expected timeframe, the companies’ competitive environment, cyclical and seasonal fluctuations in their operating results, and other risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CORNERSTONE BANCSHARES, INC.
(Registrant)

Date: February 9, 2015	By: /s/ Nathaniel F. Hughes
Nathaniel F. Hughes
President and Chief Executive Officer